UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2012

Commission File Number 0-28564

QIAGEN N.V.

(Translation of registrant’s name into English)

Spoorstraat 50

5911 KJ Venlo

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

QIAGEN N.V.

Form 6-K

2

OTHER INFORMATION

On July 24, 2012, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter ended June 30, 2012. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.

The non-GAAP financial measures used in this press release are non-GAAP operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude costs related to amortization of acquired intangible assets, impairment losses, share-based payment expenses, acquisition, integration and restructuring expenses, including inventory fair value adjustments related to business acquisitions, as well as non-recurring charges or income. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.

We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.

We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: July 25, 2012

4

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated July 24, 2012

5

Exhibit 99.1

QIAGEN Reports Second Quarter 2012 Results,

Raises Full-Year Outlook and Announces Share Repurchase Program

•	Solid performance in second quarter of 2012: Net sales rise 9% (+14% CER) to $307.2 million on growth in all customer classes; adjusted diluted EPS grow to $0.25 per share

•	QIAGEN raises full-year outlook for net sales and adjusted earnings growth in 2012

•	Accelerating growth while making significant progress on strategic initiatives

•	Driving platform success with QIAsymphony placements on track for 2012 target

•	Adding content with U.S. approval of therascreen KRAS companion diagnostic

•	Preparing new growth driver with initiative to provide next-generation sequencing workflow to meet clinical needs

•	Program authorized to repurchase up to $100 million in QIAGEN shares

Venlo, The Netherlands, July 24, 2012 – QIAGEN N.V. (NASDAQ: QGEN; Frankfurt Prime Standard: QIA) announced results of operations for the second quarter and first half of 2012, delivering a solid performance and making significant progress on strategic initiatives to drive innovation and growth. QIAGEN also raised the outlook for full-year net sales and adjusted EPS targets and announced a program to repurchase up to $100 million of its shares.

In the second quarter of 2012, net sales grew 9% (+14% at constant exchange rates, or CER) to $307.2 million from the same period in 2011, as all customer classes, particularly Molecular Diagnostics and Applied Testing, and all regions recorded growth. Adjusted operating income rose 10% to $86.4 million, as the adjusted operating income margin was steady at 28% of net sales. Adjusted diluted earnings per share (EPS) grew to $0.25 from $0.23 in the 2011 quarter.

“As we execute on our strategic initiatives, QIAGEN is delivering a solid performance despite a challenging business environment. We are pleased with our results in the second quarter of 2012 and have raised our full-year outlook to reflect the success of actions we are taking. For the first time in our history, QIAGEN will launch a share repurchase program. This is a sign of our conviction about our future prospects, especially at a time when we believe our shares are undervalued,” said Peer M. Schatz, Chief Executive Officer of QIAGEN N.V. “Our team is focused on growth drivers such as expanding placements of our QIAsymphony platform and adding valuable content across our customer classes and regions. In addition to accelerating organic growth, innovative products we gained in the acquisitions of Cellestis, Ipsogen and AmniSure have opened up new markets, and U.S. approval of our KRAS companion diagnostic will propel further growth in Personalized Healthcare. Our initiative to grow more efficiently and effectively is creating change for the better in all areas of the organization and we are reallocating resources to maximize value. QIAGEN is well positioned to achieve its goal to accelerate growth in 2012.”

Second quarter 2012 results

Second quarter	Q2 2012	Q2 2011	Change
In $ millions, except per share information			$	CER
Net sales	307.2	282.2	9%	14%
Operating income, adjusted	86.4	78.7	10%
Net income, adjusted	60.8	55.0	11%
Diluted EPS, adjusted	$0.25	$0.23

For information on the adjusted figures, please refer to the reconciliation table accompanying this release. Adjusted net income and adjusted diluted EPS results represent amounts attributable to the owners of QIAGEN N.V.

Growth in all geographic regions and customer classes drove the strong performance (+14% CER) in the second quarter of 2012. Sales of consumables and related revenues (+12% CER) and instruments (+28% CER) both advanced at double-digit rates. Contributions from recent acquisitions – Cellestis (as of August 29, 2011), Ipsogen (as of July 12, 2011) and AmniSure (as of May 3, 2012) – provided nine percentage points to growth, while the rest of the QIAGEN portfolio added five percentage points. Currency movements had a negative impact of five percentage points on reported sales growth.

Operating income declined 2% to $45.4 million in the second quarter of 2012 from $46.5 million in the 2011 quarter. Adjusted operating income, which excludes items such as restructuring and acquisition-related costs, equity-based compensation and amortization of intangible assets, rose 10% to $86.4 million from $78.7 million in the second quarter of 2011, with the adjusted operating income margin steady at 28% of net sales. The adjusted gross margin was 71% of net sales in the second quarter of 2012 compared to 73% in the same period of 2011.

Net income attributable to owners of QIAGEN N.V. was steady at $33.3 million compared to the second quarter of 2011. Diluted EPS in the second quarter of 2012 was unchanged at $0.14 (based on 240.2 million diluted shares) compared to the year-earlier period (based on 241.0 million diluted shares). Adjusted net income attributable to owners of QIAGEN N.V. rose 11% to $60.8 million from $55.0 million in the 2011 quarter, as adjusted diluted EPS rose to $0.25 in the second quarter of 2012 from $0.23 in the same period of 2011.

Reconciliations of reported results in accordance with U.S. generally accepted accounting principles (GAAP) to adjusted results are included in the tables accompanying this release.

“The strong increase in sales across QIAGEN’s product portfolio, our global operations and focus on cost management drove double-digit growth in adjusted net income for the second quarter and first half of 2012,” said Roland Sackers, Chief Financial Officer of QIAGEN N.V. “To grow more efficiently and effectively, QIAGEN is reallocating resources freed up by cost cutting to support our strategic initiatives. Thanks to the sustained growth of QIAGEN, we are able to invest in our businesses and also use a portion of our financial capacity to repurchase shares.”

First half 2012 results

First half	H1 2012	H1 2011	Change
In $ millions, except per share information			$	CER
Net sales	603.6	546.4	10%	14%
Operating income, adjusted	166.7	149.2	12%
Net income, adjusted	115.6	104.5	11%
Diluted EPS, adjusted	$0.48	$0.43

For information on the adjusted figures, please refer to the reconciliation table accompanying this release. Adjusted net income and adjusted diluted EPS results represent amounts attributable to the owners of QIAGEN N.V.

Net sales advanced at a double-digit pace in the first half of 2012, rising 10% (+14% CER) as the acquisitions of Cellestis, Ipsogen and AmniSure contributed eight percentage points to growth and the rest of the QIAGEN portfolio added six percentage points. Sales of consumables and related revenues (+13% CER) as well as instruments (+17% CER) benefited from the broad business improvement across all geographic regions and customer classes, particularly Molecular Diagnostics and Applied Testing. Currency movements had a negative impact of four percentage points on reported growth.

Operating income for the first half of 2012 declined 4% to $81.9 million from $84.9 million in the same period of 2011. Adjusted operating income, which excludes items such as restructuring and acquisition-related costs, equity-based compensation and amortization of intangible assets, rose 12% to $166.7 million from $149.2 million in the first half of 2011. The adjusted operating income margin improved to 28% of net sales in the first half of 2012 from 27% a year earlier. The adjusted gross margin was 71% of net sales in the 2012 period compared to 73% a year ago.

Net income attributable to owners of QIAGEN N.V. rose 1% to $61.9 million in the first half of 2012 from $61.3 million in the same period of 2011, while diluted EPS was $0.26 (based on 239.6 million diluted shares) compared to $0.25 (240.7 million diluted shares) in the year-ago period. Adjusted net income attributable to owners of QIAGEN N.V. grew 11% to $115.6 million in the first half of 2012, from $104.5 million in the 2011 period, as adjusted diluted EPS rose to $0.48 from $0.43.

Cash and cash equivalents at June 30, 2012, amounted to $214.0 million compared to $221.1 million at December 31, 2011. Net cash provided by operating activities decreased to $100.0 million in the first half of 2012 from $106.1 million in the same period of 2011, in part due to cash payments of $35.9 million for restructuring activities in the 2012 period. Net cash used in investing activities was $185.0 million (including cash payments of $131.8 million for acquisitions), up from $129.8 million in the 2011 period. Net cash provided by financing activities amounted to $78.0 million compared to $7.2 million in the first half of 2011, which was mainly due to a $68.9 million increase in debt.

Reconciliations of reported results in accordance with U.S. generally accepted accounting principles (GAAP) to adjusted results are included in the tables accompanying this release.

Business review

Geographic regions

In the second quarter of 2012, the Asia-Pacific / Japan region (18% of net sales, +20% CER) led the performance among geographic regions on contributions from Japan and China, particularly in Molecular Diagnostics. The Europe / Middle East / Africa region (35% of net sales, +18% CER) grew on expansion in Pharma and Molecular Diagnostics, driven by the QIAsymphony automation system as well as rapid growth in Personalized Healthcare. In the Americas (46% of net sales, +7% CER), Applied Testing gains and demand for the QuantiFERON latent TB test more than offset the expected decline in U.S. HPV (human papillomavirus) assay sales.

Product categories

Consumables and related revenues (86% of net sales, +12% CER) in the second quarter of 2012 benefited from contributions in all customer classes, led by double-digit growth in Molecular Diagnostics. For the first half of 2012, consumables and related revenues represented 87% of net sales and grew 13% CER compared to the same period in 2011.

Instrument sales (14% of net sales, +28% CER) in the second quarter of 2012 grew at a faster pace than consumables, driven by initiatives to secure new product placements such as the QIAsymphony automation portfolio and its Rotor-Gene Q real-time PCR platform. Applied Testing and Molecular Diagnostics delivered dynamic double-digit growth in instrument sales compared to the second quarter of 2011, a period with relatively soft demand. For the first half of 2012, instrument sales rose 17% CER compared to the same period in 2011 and represented 13% of net sales.

QIAGEN’s sales growth is energized by a group of Molecular Diagnostics products that accounted for approximately 31% of net sales in the second quarter of 2012 and grew 54% CER compared to the same period in 2011. These growth drivers include the QIAsymphony automation platform, the QuantiFERON latent TB test acquired with Cellestis, the expanding portfolio of companion diagnostics in Personalized Healthcare (including blood cancer tests acquired with Ipsogen) and the AmniSure® test for rupture of fetal membranes (ROM) in pregnant women, a widespread cause of premature delivery and neonatal complications.

Customer classes

An overview of performance in QIAGEN’s four customer classes (based on total sales results that include organic growth and acquisitions at CER):

Molecular Diagnostics (Q2 2012: 48% of net sales, +22% CER) achieved solid gains in sales of both consumables and instruments, as the broad portfolio more than offset the expected decline in HPV sales. In Prevention, the QuantiFERON latent TB test delivered significant sales contributions, benefiting from the integration with QIAGEN and sales and marketing investments made after the acquisition of Cellestis in August 2011. Global HPV test sales (17% of total QIAGEN sales) declined approximately 6% CER for the first half of 2012 and by 12% CER in the second quarter. In the U.S. (13% of total QIAGEN sales), market conversion initiatives and the positive response by physicians to cervical cancer screening guideline updates in early 2012 were more than offset by the pricing effects of multiyear agreements implemented with many customers since early 2011. In particular in the U.S., QIAGEN is very successfully managing its leadership and market share in the more diversified competitive landscape following the entrance of competing products over the last few years, and continues to expect increasing volumes and a single-digit decline in HPV assay sales on a global basis for the full-year 2012. Personalized Healthcare grew at a strong double-digit pace on demand for companion diagnostic kits in Europe and Japan, with the Ipsogen blood cancer testing portfolio providing growth since the acquisition in July 2011. Milestone payments for co-development projects with pharmaceutical companies were also higher than in the year-ago period. In Profiling, sales rose in key markets for products used in disease analysis. In Point of Need, the second-quarter acquisition of the AmniSure assay further contributed to growth. In the first half of 2012, Molecular Diagnostics grew 21% CER and represented 47% of net sales.

Applied Testing (Q2 2012: 8% of net sales, +28% CER) delivered accelerated growth in the second quarter of 2012, as instrument sales doubled compared to the year-ago period. Consumables sales grew at a high single-digit pace. All regions showed double-digit growth, driven by human identification and forensic products. In the first half of 2012, Applied Testing advanced 26% CER and grew to 8% of net sales.

Pharma (Q2 2012: 20% of net sales, +8% CER) maintained a solid pace on higher sales of instruments and consumables, especially QIAGEN products used for molecular pathway analysis and biomarker development. Asia-Pacific / Japan led the performance, benefiting from the expansion of R&D activities, while the U.S. and Europe also provided contributions. In the first half of 2012, Pharma grew 9% CER and represented 20% of net sales.

Academia (Q2 2012: 24% of net sales, +1% CER) generated single-digit growth in consumables, while instrument sales declined slightly, in the second quarter of 2012. All regions provided contributions, with modest growth achieved in the U.S. and Europe despite the ongoing impact of budget uncertainty and austerity measures, which are expected to extend into the second half of the year. In the first half of 2012, Academia grew 2% CER and represented 25% of net sales.

Delivering growth at a faster pace in 2012

QIAGEN is delivering growth at a faster pace in 2012, reaping the benefits of the progress being made on strategic initiatives to drive growth and innovation. These initiatives focus on leveraging QIAGEN’s leadership in Sample & Assay Technologies to (1) drive platform success, especially with the modular QIAsymphony automation platform; (2) add test content for use in all customer classes; (3) broaden geographic presence, especially in emerging markets; and (4) grow efficiently and effectively.

Drive platform success

A key element of QIAGEN’s growth strategy is securing placements around the world of the QIAsymphony automation platform, the industry’s first modular system that can process commercial assays as well as a broad range of laboratory-developed tests from sample to clinical result. Customer interest for this system continues to grow, particularly in Asia-Pacific and emerging markets, due to its unique profile and capabilities for use by a broad range of applications.

QIAGEN is well on track to achieve its year-end 2012 target for cumulative placements of more than 750 QIAsymphony automation platforms, adding more than 200 new systems during the year and building on the installed base of over 550 systems worldwide at the end of 2011. The Rotor-Gene Q MDx real-time PCR cycler, which is one of the modules in the QIAsymphony family, has received U.S. regulatory approval for use in healthcare laboratories with two QIAGEN diagnostic tests so far in 2012.

In June 2012, QIAGEN unveiled an advanced initiative to enter select segments of the field of next-generation sequencing (NGS) by adding a specialized automation platform paired with novel content. The initiative aims to offer complete workflows that will expand the use of NGS technologies, which currently focus on life science research, into new areas such as clinical research and molecular diagnostics. Overcoming the current challenges to clinical use of NGS technologies could lead to their adoption in areas such as exploratory diagnostics, the diagnosis of complex diseases and treatment of cancer patients. NGS technologies are also expected to complement established routine molecular technologies such as real-time PCR.

The first products from QIAGEN’s NGS initiative are expected to launch in 2013, with a priority focus on clinical research in Academia and Pharma as well as select areas of Molecular Diagnostics such as Personalized Healthcare. The sample-to-result workflows will combine a broad range of QIAGEN products with a benchtop sequencer module now in late-stage development with Intelligent Bio-Systems, Inc., a U.S. company that QIAGEN acquired in 2012. These workflows will incorporate the QIAcube and QIAsymphony automation platforms to create sample-to-result solutions. They will maximize the value of QIAGEN’s leadership in sample preparation solutions as well as the GeneGlobe (www.geneglobe.com) portfolio offering access to more than 60,000 well-defined and characterized molecular assays. New bioinformatics, including NGS solutions from a new collaboration with SAP AG, will handle the processing of large amounts of data produced in next-generation sequencing.

Add content

Building on the success of the modular QIAsymphony platform, QIAGEN is adding novel content for use on the broad range of instruments in its portfolio, particularly Rotor-Gene Q MDx.

A landmark addition of test content was achieved in July 2012 when QIAGEN received U.S. regulatory approval for its therascreen KRAS RGQ PCR Kit, which provides guidance on the use of Erbitux® (cetuximab) as a treatment in patients with metastatic colorectal cancer. This marked a milestone in QIAGEN’s global expansion of its Personalized Healthcare franchise. Entry into the U.S. market with our first FDA-approved companion diagnostic builds on success in Europe and Japan, where QIAGEN already offers a range of Personalized Healthcare tests based on real-time PCR or Pyrosequencing.

QIAGEN is actively expanding its pipeline in companion diagnostics and plans to submit several other tests for U.S. regulatory approval in the coming years. The next U.S. submission is expected in 2012 involving a therascreen EGFR assay as a companion diagnostic for use with Boehringer Ingelheim’s investigational medicine afatinib in patients with non-small cell lung cancer (NSCLC). Other submissions are expected to emerge from more than 15 projects QIAGEN has under way to co-develop and market companion diagnostics with leading pharmaceutical and biotech companies. In addition, QIAGEN is active in numerous partnerships and initiatives to further broaden its overall assay portfolio in Molecular Diagnostics as well as in other customer classes.

In line with its strategy to add novel content through targeted acquisitions, in May 2012 QIAGEN acquired AmniSure International LLC, a privately owned U.S. company, that has created the AmniSure assay, which detects a proprietary analyte that is highly sensitive and specific to rupture of fetal membranes, a condition in which fluid leaks from the amniotic sac prematurely. Growth of this product, which is approved in the U.S. and many markets worldwide, is expected to be catalytic to QIAGEN’s Point of Need portfolio. AmniSure is expected to contribute approximately $12 million of sales to QIAGEN in 2012, but to be neutral to adjusted EPS as expansion investments are made.

Broaden geographic presence

QIAGEN continues to expand its geographic presence in attractive markets around the world, particularly the top seven emerging markets of Brazil, Russia, India, China, South Korea, Mexico and Turkey. These seven countries represented 12% of net sales in the second quarter of 2012 and generated 28% CER growth over the year-ago period. In the first half of 2012, these markets provided 11% of net sales and 27% CER growth.

Grow efficiently and effectively

Several actions are under way to help QIAGEN grow more efficiently and effectively. In the second quarter, organizational and leadership changes were announced to improve capabilities to address customer needs. The far-reaching changes, which took effect on July 1, included a redefinition of roles and accountabilities as well as organizational realignments.

A company-wide project launched in November 2011 to enhance productivity and free up resources for reallocation to strategic initiatives is producing changes throughout QIAGEN. Operational improvements are being made to focus R&D activities on high-growth areas in all customer classes, optimize capacity utilization at selected sites and capture savings from shared service functions and outsourcing. QIAGEN has set a goal of generating approximately $50 million of pre-tax savings in 2012, with the majority to be reinvested. Further restructuring charges may be taken during the course of 2012.

$100 million share repurchase program authorized, reviewing debt structure

QIAGEN has passed a resolution to exercise the authorization granted by the General Meeting of Shareholders on June 27, 2012, and to purchase shares up to a total of $100 million (excluding transaction costs). Based on the closing price on July 23, this represents approximately six million shares. Details of the repurchase program will be announced before its actual commencement in line with Article 4, Section (2) of EC regulation 2273/2003 (so called Safe Harbour). Repurchased shares will be held in treasury in order to satisfy obligations from exchangeable debt instruments and/or employee share-based remuneration plans.

QIAGEN is also reviewing its current debt structure and may take advantage of the currently low mid-to-long-term interest rates.

2012 outlook

Based on the strong performance in the first half of 2012, as well as taking into account the acquisition of AmniSure and the initiative to enter next-generation sequencing, QIAGEN has raised its outlook for net sales and adjusted earnings growth in 2012. For the full year, total net sales are now expected to rise approximately 8-9% CER (previously 6-8% CER) on a mix of contributions from the acquisitions of Cellestis and Ipsogen in 2011 and AmniSure in May 2012, as well as the rest of the business. Full-year reported sales are expected to be adversely affected by currency movements against the U.S. dollar, QIAGEN’s reporting currency. Adjusted diluted earnings per share (EPS) are now expected to rise to approximately $1.04-1.06 for full-year 2012 (previously $1.03-1.05). This takes into account approximately $0.01 per share of dilution for investments in the next-generation sequencing initiative, which included the acquisition of Intelligent Bio-Systems. For the third quarter of 2012, net sales growth of approximately 9-10% CER is expected, and adjusted diluted EPS is expected to be approximately $0.25. These expectations do not take into account any further acquisitions that could be completed in 2012, the potential impact of share repurchases or the completion of any debt market transactions during the year.

Conference Call and Webcast Details

Information on QIAGEN’s performance will be presented during a conference call on Wednesday, July 25, 2012, at 9:30 ET / 14:30 GMT / 15:30 CET. The corresponding presentation slides will be available for download shortly before the event at www.qiagen.com/goto/ConferenceCall, and a webcast will be available at this website. A replay will also be made available on this website.

Use of Adjusted Results

QIAGEN has regularly reported adjusted results, as well as results considered on a constant exchange rate basis, to give additional insight into its financial performance. These adjusted results include adjusted gross profit, adjusted operating income, adjusted net income attributable to owners of QIAGEN N.V. and adjusted diluted EPS. In addition, QIAGEN provides information on free cash flow, which it defines as net cash provided by operating activities minus purchases of property and equipment. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to the reported results prepared in accordance with generally accepted accounting principles, but should not be considered as a substitute. QIAGEN believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with its competitors and its own prior periods. Reconciliations of reported results to adjusted results are included in the tables accompanying this release.

About QIAGEN

QIAGEN N.V., a Netherlands holding company, is the leading global provider of Sample & Assay Technologies that are used to transform biological materials into valuable molecular information. Sample technologies are used to isolate and process DNA, RNA and proteins from biological samples such as blood or tissue. Assay technologies are then used to make these isolated biomolecules visible and ready for interpretation. QIAGEN markets more than 500 products around the world, selling both consumable kits and automation systems to customers through four customer classes: Molecular Diagnostics (human healthcare), Applied Testing (forensics, veterinary testing and food safety), Pharma (pharmaceutical and biotechnology companies) and Academia (life sciences research). As of June 30, 2012, QIAGEN employed approximately 4,000 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com/.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN’s products, markets, strategy or operating results, including without limitation its expected operating results, new product developments, new product launches, regulatory submissions, and financing plans are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products in applied testing, personalized healthcare, clinical research, proteomics, women’s health/HPV testing and nucleic acid-based molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN’s products (including fluctuations due to general economic conditions, the level and timing of customers’ funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors’ products; market acceptance of QIAGEN’s new products, the consummation of acquisitions, and the integration of acquired technologies and businesses. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

###

Contacts:

Corporate Communications

Investor Relations		Public Relations
John Gilardi	+49 2103 29 11711	Dr. Thomas Theuringer	+49 2103 29 11826
+1 240 686 2222
Albert F. Fleury	+1 301 944 7028
e-mail: ir@qiagen.com		e-mail: pr@qiagen.com

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENT OF INCOME

(unaudited)

	Three months ended June 30,
(in $ thousands, except per share data)	2012	2011
Net sales	307,213	282,177
Cost of sales	104,239	93,768

Gross profit	202,974	188,409

Operating expenses:
Research and development	30,621	32,508
Sales and marketing	85,269	76,455
General and administrative, integration and other	31,967	26,815
Acquisition related intangible amortization	9,690	6,176

Total operating expenses	157,547	141,954

Income from operations	45,427	46,455

Other income (expense):
Interest income	582	1,334
Interest expense	(5,137)	(6,636)
Other (expense) income, net	(1,444)	(1,183)

Total other expense	(5,999)	(6,485)

Income before provision for income taxes and non-controlling interest	39,428	39,970
Provision for income taxes	5,745	6,682

Net income	33,683	33,288
Less: non-controlling interest	350	—

Net income attributable to the owners of QIAGEN N.V.	33,333	33,288

Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.14	$0.14

Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)	$0.25	$0.23

Diluted shares used in computing diluted net income per common share	240,231	240,984

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENT OF INCOME

(unaudited)

	Six months ended June 30,
(in $ thousands, except per share data)	2012	2011
Net sales	603,635	546,442
Cost of sales	211,291	185,884

Gross profit	392,344	360,558

Operating expenses:
Research and development	59,257	65,175
Sales and marketing	167,648	144,869
General and administrative, integration and other	65,876	53,210
Acquisition related intangible amortization	17,653	12,404

Total operating expenses	310,434	275,658

Income from operations	81,910	84,900

Other income (expense):
Interest income	1,171	2,604
Interest expense	(10,155)	(12,944)
Other (expense) income, net	(362)	697

Total other expense	(9,346)	(9,643)

Income before provision for income taxes and non-controlling interest	72,564	75,257
Provision for income taxes	10,392	13,988

Net income	62,172	61,269
Less: non-controlling interest	248	—

Net income attributable to the owners of QIAGEN N.V.	61,924	61,269

Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.26	$0.25

Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)	$0.48	$0.43

Diluted shares used in computing diluted net income per common share	239,558	240,683

QIAGEN N.V.

CONDENSED CONSOLIDATED BALANCE SHEET

(in $ thousands, except par value)	June 30, 2012	December 31, 2011
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	214,008	221,133
Short-term investments	52,319	54,577
Accounts receivable, net	217,574	230,770
Income taxes receivable	30,434	19,009
Inventories, net	139,589	132,236
Prepaid expenses and other current assets	60,800	59,055
Deferred income taxes	29,208	31,652

Total current assets	743,932	748,432

Long-term assets:
Property, plant and equipment, net	383,815	371,792
Goodwill	1,752,230	1,733,722
Intangible assets, net	906,763	819,487
Deferred income taxes	40,643	26,866
Other long-term assets	49,406	56,154

Total long-term assets	3,132,857	3,008,021

Total assets	3,876,789	3,756,453

Liabilities and Equity
Current liabilities:
Current portion of long-term debt	1,652	1,617
Short-term loans	214,030	142,329
Accounts payable	60,694	59,848
Accrued and other current liabilities	172,019	213,769
Income taxes payable	28,073	31,211
Deferred income taxes	35,649	32,883

Total current liabilities	512,117	481,657

Long-Term liabilities:
Long-term debt, net of current portion	445,441	446,005
Deferred income taxes	220,427	207,112
Other long-term liabilities	57,149	63,881

Total long-term liabilities	723,017	716,998

Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares Issued and outstanding - 235,924 shares in 2012 and 234,221 shares in 2011	2,761	2,739
Additional paid-in capital	1,702,459	1,673,733
Retained earnings	917,852	855,928
Accumulated other comprehensive income	9,077	15,904

Total equity attributable to the owners of QIAGEN N.V.	2,632,149	2,548,304

Non-controlling interest	9,506	9,494

Total equity	2,641,655	2,557,798

Total liabilities and equity	3,876,789	3,756,453

QIAGEN N.V.

RECONCILIATION OF REPORTED TO ADJUSTED FIGURES

(unaudited)

Three months ended June 30, 2012

(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	307.2	203.0	45.4	39.4	(5.7)	33.3	$0.14
Adjustments:
Business integration, acquisition related and restructuring costs	—	(5.5)	3.2	3.1	(1.4)	1.8	0.01
Purchased intangibles amortization	—	20.8	30.5	30.5	(10.4)	20.1	0.08
Share-based compensation	—	0.8	7.4	7.4	(1.7)	5.7	0.02
Other non-recurring income and expense	—	—	(0.1)	(0.1)	—	(0.1)	—

Total adjustments	—	16.1	41.0	40.9	(13.5)	27.5	0.11

Adjusted results	307.2	219.1	86.4	80.3	(19.2)	60.8	$0.25

*	Using 240.2 M diluted shares

Three months ended June 30, 2011

(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	282.2	188.4	46.5	40.0	(6.7)	33.3	$0.14
Adjustments:
Business integration, acquisition related and restructuring costs	—	—	3.9	3.9	(1.1)	2.8	0.01
Purchased intangibles amortization	—	16.8	23.0	23.0	(7.7)	15.3	0.06
Share-based compensation	—	0.5	5.3	5.3	(1.2)	4.1	0.02
Other non-recurring income and expense	—	—	—	(0.9)	0.4	(0.5)	—

Total adjustments	—	17.3	32.2	31.3	(9.6)	21.7	0.09

Adjusted results	282.2	205.7	78.7	71.3	(16.3)	55.0	$0.23

*	Using 241.0 M diluted shares

Tables may contain rounding differences

QIAGEN N.V.

RECONCILIATION OF REPORTED TO ADJUSTED FIGURES

(unaudited)

Six months ended June 30, 2012

(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	603.6	392.3	81.9	72.6	(10.4)	61.9	$0.26
Adjustments:
Business integration, acquisition related and restructuring costs	—	(4.6)	14.5	14.4	(5.2)	9.3	0.04
Purchased intangibles amortization	—	40.0	57.7	57.7	(21.3)	36.4	0.15
Share-based compensation	—	1.2	12.6	12.6	(2.9)	9.7	0.04
Other non-recurring income and expense	—	—	—	(1.3)	(0.4)	(1.7)	(0.01)

Total adjustments	—	36.6	84.8	83.4	(29.8)	53.7	0.22

Adjusted results	603.6	428.9	166.7	156.0	(40.2)	115.6	$0.48

* Using 239.6 M diluted shares

Six months ended June 30, 2011

(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	546.4	360.5	84.9	75.3	(14.0)	61.3	$0.25
Adjustments:
Business integration, acquisition related and restructuring costs	—	—	7.3	7.3	(2.2)	5.1	0.02
Purchased intangible amortization	—	33.6	46.0	46.0	(15.5)	30.5	0.13
Share-based compensation	—	0.8	9.3	9.3	(2.0)	7.3	0.03
Other non-recurring income and expense	—	1.7	1.7	0.3	—	0.3	—

Total adjustments	—	36.1	64.3	62.9	(19.7)	43.2	0.18

Adjusted results	546.4	396.6	149.2	138.2	(33.7)	104.5	$0.43

* Using 240.7 M diluted shares

Tables may contain rounding differences